

October 25, 2024

Douglas Tobler
Chief Financial Officer
Vista Gold Corp.
8310 S Valley Hwy, Suite 300
Englewood, CO 80112

   **Re: Vista Gold Corp.**
     **Registration Statement on Form S-3**
     **Filed October 17, 2024**
     **File No. 333-282706**

Dear Douglas Tobler:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Claudia Rios at 202-551-8770 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Jason K. Brenkert, Esq.